Form U-13-60
                 Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT

                                 For the Period

    Beginning February 1, 2000 (Inception) and Ending December 31, 2000



                                     TO THE

                  U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                   DOMINION RESOURCES SERVICES COMPANY, INC.

                          A Subsidiary Service Company




                   Date of Incorporation:  October 14, 1999


   State or Sovereign Power under which Incorporated or Organized:  Virginia



          Location of Principal Executive Offices of Reporting Company:


                               120 Tredegar Street
                               Richmond, VA 23219


             Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                Steven A. Rogers, Vice President & Controller

                               120 Tredegar Street
                               Richmond, VA 23219



           Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                            Dominion Resources, Inc.

                     INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

     Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

                    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or     Page
Description of Schedules and Accounts                   Account Number  Number

COMPARATIVE BALANCE SHEET                                 Schedule I      5-6

    Service Company Property                              Schedule II     7-8
    Accumulated Provision for Depreciation and
        Amortization of Service Company Property          Schedule III.   9
    Investments                                           Schedule IV     10
    Accounts Receivable from Associate Companies          Schedule V      11-12
    Fuel Stock Expenses Undistributed                     Schedule VI     13
    Stores Expense Undistributed                          Schedule VII    14
    Miscellaneous Current and Accrued Assets              Schedule VIII   15
    Miscellaneous Deferred Debits                         Schedule IX     16
    Research, Development, or Demonstration
        Expenditures                                      Schedule X      17
    Proprietary Capital                                   Schedule XI     18
    Long-Term Debt                                        Schedule XII    19
    Current and Accrued Liabilities                       Schedule XIII   20-21
    Notes to Financial Statements                         Schedule XIV    22-24

COMPARATIVE STATEMENT OF INCOME                           Schedule XV     25

    Analysis of Billing - Associate Companies             Account 457     26
    Analysis of Billing - Non associate Companies         Account 458     27
    Analysis of Charges for Service - Associate
        and Non associate Companies                       Schedule XVI    28
    Schedule of Expense by Department or
        Service Function                                  Schedule XVII   29-34
    Departmental Analysis of Salaries                     Account 920      35
    Outside Services Employed                             Account 923     36-39
    Employee Pensions and Benefits                        Account 926      40
    General Advertising Expenses                          Account 930.1    41
    Miscellaneous General Expenses                        Account 930.2    42
    Rents                                                 Account 931      43
    Taxes Other than Income Taxes                         Account 408      44
    Donations                                             Account 426.1   45-47
    Other Deductions                                      Account 426.5    48
    Notes to Statement of Income                          Schedule XVIII   49

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS




                                                                        Page
Description of Reports or Statements                                    Number

ORGANIZATION CHART                                                       50

METHODS OF ALLOCATION                                                    51

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED               52

EXHIBIT I                                                                 1

EXHIBIT II                                                               1-6
                               4

                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

                 Give balance sheet of the Company as of December 31
                         of the current and prior year

                                                                As of
Account              Assets and Other Debits                  December 31
                                                            Current    Prior
                                                             2000       1999
                                                              (In Thousands)

          SERVICE COMPANY PROPERTY
   101    Service company property (Schedule II)            $  -       $    -
   107    Construction work in progress (Schedule II)          2,131        -
                                                            -----------------

                Total Property                               $ 2,131        _
                                                             ----------------
   108    Less accumulated provision for depreciation
           and amortization of service company property
           (Schedule III)                                   $  -       $    -
                                                            -----------------

              Net Service Company Property                  $ 2,131$        -
                                                            -----------------

           INVESTMENTS
  123    Investments in associate companies (Schedule IV)   $    -     $    -
   124    Other investments (Schedule IV)                   $ 6,739         -
                                                             ----------------
               Total Investments                            $ 6,739         -
                                                            -----------------

           CURRENT AND ACCRUED ASSETS
   131    Cash                                              $ 20,480   $    -
   134    Special deposits                                     3,810        -
   135    Working funds                                            0        -
   136    Temporary cash investments (Schedule IV)                 0        -
   141    Notes receivable                                         0        -
   143    Accounts receivable                                  4,297        -
   144    Accumulated provision for uncollectible accounts        -         -
   146    Accounts receivable from associate companies
            (Schedule V and XIV-Note 6)                       97,843        -
   152    Fuel stock expenses undistributed (Schedule VI)         -         -
   154    Materials and supplies                                  -         -
   163    Stores expense undistributed (Schedule VII)             -         -
   165    Prepayments                                             81        -
   174    Miscellaneous current and accrued assets
           (Schedule VIII)                                       -          -
                                                           -------------------

               Total Current and Accrued Assets             $126,511        -
                                                            -----------------

           DEFERRED DEBITS
   181    Unamortized debt expense                          $     -    $    -
   184    Clearing accounts                                      138        -
   186    Miscellaneous deferred debits (Schedule IX)         14,686        -
   188    Research, development, or demonstration
           expenditures (Schedule X)                             -          -
  190    Accumulated deferred income taxes                    10,406        -
                                                            -----------------

              Total Deferred Debits                         $ 25,230   $    -
                                                            -----------------

               TOTAL ASSETS AND OTHER DEBITS                $160,611   $    -
                                                            =================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                                 As of
Account        Liabilities and Proprietary Capital            December 31
                                                            Current    Prior
                                                              2000      1999
                                                              (In Thousands)
           PROPRIETARY CAPITAL
  201    Common stock issued (Schedule XI)                 $      1    $    -
  211    Miscellaneous paid-in-capital (Schedule XI)             -          -
  215    Appropriated retained earnings (Schedule XI)            -          -
  216    Unappropriated retained earnings (Schedule XI)          -          -
  218    Accumulated Other Comprehensive income (loss)     $(24,318)        -
                                                           ------------------

              Total Proprietary Capital                    $(24,317)   $    -
                                                           ------------------


           LONG-TERM DEBT
  223    Advances from associate companies (Schedule XII)  $     -     $    -
  224    Other long-term debt (Schedule XII)                     -          -
  225    Unamortized premium on long-term debt                   -          -
  226    Unamortized discount on long-term debt-debit            -          -
                                                           ------------------

              Total Long-Term Debt                         $     -     $    -
                                                           ------------------

           CURRENT AND ACCRUED LIABILITIES
  231    Notes payable                                     $     -     $    -
  232    Accounts payable                                    64,882         -
  233    Notes payable to associate companies
           (Schedule XIII and XIV-Note 6)                        -          -
  234    Accounts payable to associate companies
           (Schedule XIII and XIV-Note 6)                     8,248         -
  236    Taxes accrued                                        2,224         -
  237    Interest accrued                                        -          -
  238    Dividends declared                                      -          -
  241    Tax collections payable                                 52         -
  242    Miscellaneous current and accrued liabilities
           (Schedule XIII)                                   12,276         -
                                                           -------------------

              Total Current and Accrued Liabilities        $ 87,682    $    -
                                                           ------------------

           DEFERRED CREDITS
  253    Other deferred credits                            $ 97,246    $    -
  255    Accumulated deferred investment tax credits             -          -
                                                           ------------------

              Total Deferred Credits                       $ 97,246    $    -
                                                           ------------------

  282    ACCUMULATED DEFERRED INCOME TAXES                 $     -     $    -
                                                           ------------------


              TOTAL LIABILITIES AND PROPRIETARY CAPITAL    $160,611    $    -
                                                           ==================

                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

            For the Period February 1, 2000 (Inception) to December 31, 2000
                                   (In Thousands)

                       SCHEDULE II - SERVICE COMPANY PROPERTY

                       Balance At            Retirements            Balance At
                        Beginning                or        Other     Close of
    Description          of Year   Additions    Sales     Changes(1)    Year

SERVICE COMPANY
PROPERTY

Account

   301   Organization   $    -   $      -    $     -     $     -   $     -
   303   Miscellaneous
           Intangible
           Plant             -          -          -           -         -
   304   Land and Land
          Rights             -          -          -           -         -
   305   Structures and
          Improvements       -          -          -           -         -
   306   Leasehold
           Improvements      -          -          -           -         -
   307   Equipment(2)        -          -          -           -         -
   308   Office
           Furniture
           and Equip-
           ment              -          -          -           -         -
   309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              -          -          -           -         -
  310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
  311   Other Service
           Company
           Property(3)       -          -          -           -         -
                       ---------------------------------------------------

            SUBTOTAL   $     -    $     -   $      -    $      -   $     -
  107   Construction
           Work in
           Progress(4) $     -    $ 2,131   $      -    $      -   $  2,131
                       ----------------------------------------------------

            TOTAL      $     -    $ 2,131   $      -    $      -   $  2,131
                       ====================================================



(1) Provide an explanation of those changes considered material:

     Not Applicable

              ANNUAL REPORT OF:  Dominion Resources Services, Inc.

          For the Period February 1, 2000 (Inception) to December 31, 2000
                                   In Thousands)

                             SCHEDULE II - CONTINUED

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                                    Balance At
                                                                     Close of
                       Subaccount Description          Additions       Year

                                                       $      -     $      -

                                                              -            -
                                                        --------------------

  TOTAL                                                $      -     $      -
                                                       =====================




(3) Describe Other Service Company Property:

     Not Applicable


(4) Describe Construction Work in Progress:

     Aircraft Hangar                          $   2,001
     Miscellaneous                                  130
                                              ---------

                                              $   2,131
                                               ========


                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

          For the Period February 1, 2000 (Inception) to December 31, 2000
                                   (In Thousands)

                                    SCHEDULE III

                     ACCUMULATED PROVISION FOR DEPRECIATION AND
                      AMORTIZATION OF SERVICE COMPANY PROPERTY

                                    Additions               Other
                                    Charged               Changes
                        Balance At    to                    Add     Balance At
                         Beginning  Account               (Deduct)   Close of
     Description          of Year     403    Retirements     (1)       Year

Account
  301   Organization   $     -    $     -     $    -      $   -     $     -
  303   Miscellaneous
           Intangible
          Plant              -          -          -          -           -
  304   Land and Land
          Rights             -          -          -          -           -
  305   Structures and
          Improvements       -          -          -          -           -
  306   Leasehold
          Improvements       -          -          -          -           -
  307   Equipment            -          -          -          -           -
  308   Office
          Furniture and
          Fixtures           -          -          -          -           -
  309   Automobiles,
          Other
          Vehicles and
          Related
          Garage Equip-
          ment               -          -          -          -           -
  310   Aircraft and
          Airport
          Equipment          -          -          -          -           -
  311   Other Service
          Company
          Property           -          -          -          -           -
                       ----------------------------------------------------

            TOTAL      $     -    $     -     $    -     $    -      $    -
                       ====================================================



(1)  Provide an explanation of those changes considered material:

       Not Applicable

                                       9

                 ANNUAL REPORT OF:  Dominion Resources Services, Inc.

          For the Period February 1, 2000 (Inception) to December 31, 2000
                                 (In Thousands)

                            SCHEDULE IV - INVESTMENTS

        INSTRUCTIONS:  Complete the following schedule concerning investments.

        Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

         Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                   Balance At    Balance At
                                                   Beginning      Close of
              Description                           of Year        Year

Account 123 - Investment in Associate Companies       $     -       $     -


Account 124 - Other Investments

                     Mellon Bank, N.A.
                        Grantor Trusts-Nonqualified Benefits
                            and Deferred Compensation
                            Arrangements                    -         6,739


Account 136 - Temporary Cash Investments                    -             -
                                                       --------------------



        TOTAL                                         $     -       $ 6,739
                                                      ======================

                      ANNUAL REPORT OF:  Dominion Resources Services, Inc.

              For the Period February 1, 1000 (Inception) to December 31, 2000
                                      (In Thousands)

                  SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:              Complete the following schedule listing accounts
                           receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       Balance At   Balance At
                                                       Beginning     Close of
                              Description               of Year        Year
Account 146 - Accounts Receivable from Associate
                         Companies
    Virginia Electric & Power Company                  $     -       $  46,019
    Dominion Telecom, Inc.                                   -           1,294
    Virginia Power Services, Inc.                            -               9
    Virginia Power Nuclear Services, Inc.                    -              23
    Evantage, Inc.                                           -           2,517
    Virginia Power Services Energy, Inc.                     -               4
    Virginia Power Energy Marketing, Inc.                    -             411
    Virginia Power Property, Inc.                            -               8
    CNG Service Company                                      -           1,272
    Dominion Transmission, Inc.                              -           4,058
    The East Ohio Gas Company                                -           5,728
    The Peoples Natural Gas Company                          -           2,186
    Hope Gas, Inc.                                           -             778
    Dominion Exploration & Production, Inc.                  -           3,484
    Dominion Field Services,Inc.                             -              84
    Dominion Retail, Inc.                                    -             102
    Dominion Products & Services, Inc.                       -              32
    CNG Oil Gathering Corp.                                  -               4
    CNG Power Co.                                            -              31
    CNG International, Inc.                                  -             144
    Dominion Reserves, Inc.                                  -             775
    Dominion Energy, Inc.                                    -           3,455
    Dominion Lands, Inc.                                     -              43
    Dominion Capital, Inc.                                   -             691
    Dominion U.K. Holding, Inc.                              -             548
                                                         ------        -------
                 TOTAL RECEIVABLES                     $     -       $  73,700
                                                        =======================

                 ANNUAL REPORT OF: Dominion Resources Services, Inc.

            For the Period February 1, 2000 (Inception) to December 31, 2000
                                       (In Thousands)

       SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Concluded)

                                                                     Total
Analysis of Convenience or Accommodation Payments:                  Payments


    Virginia Electric & Power Company                                $   24,088
    Dominion Energy Direct Sales, Inc.                                       55
                                                                       --------

                  TOTAL PAYMENTS                                     $   24,143
                                                                      ---------

                  GRAND TOTAL                                        $   97,843
                                                                      =========

The majority of these payments were for system insurance, system employee benefit plans and SAP license fees.

                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

       For the Period February 1, 2000 (Inception) to December 31, 2000
                                 (In Thousands)

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:              Report the amount of labor and expenses incurred with
                           respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                       Labor    Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed  $     -   $     -   $     -
                                                 ----------------------------

          TOTAL                                  $     -   $     -   $     -
                                                 ============================

Summary:

    Not Applicable

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                             (In Thousands)

                              SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:              Report the amount of labor and expenses incurred with
                           respect to stores expense during the year and indicate amount attributable to each associate company.

                 Description                       Labor    Expenses   Total

Account 163 - Stores Expense Undistributed       $     -   $     -   $     -
                                                 ----------------------------

          TOTAL                                  $     -   $     -   $     -
                                                 ============================

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                                (In Thousands)

                    SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                      Balance At    Balance At
                                                      Beginning     Close of
                    Description                        of Year        Year

Account 174 - Miscellaneous Current and
                          Accrued Assets               $     -       $     -
                                                       ----------------------

          TOTAL                                        $     -       $     -
                                                       ======================

                    ANNUAL REPORT OF:  Dominion Resources Services, Inc.

           For the Period February 1, 2000 (Inception) to December 31, 2000
                                   (In Thousands)

                         SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

                                                      Balance At    Balance At
                                                      Beginning     Close of
                              Description               of Year        Year

Account 186 - Miscellaneous Deferred Debits

    Prepaid Pension Costs - Non-Current                 $      -      $    914
    Intangible Asset - Minimum Pension Liability               -        13,772
    Miscellaneous                                              -             -
                                                        -----------------------
                  TOTAL                                 $      -      $ 14,686
                                                        ======================

                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

          For the Period February 1, 2000 (Inception) to December 31, 2000
                                       (In Thousands)

             SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                                    Description                   Amount

Account 188 - Research, Development, or Demonstration
                 Expenditures                                     $     -
                                                                   --------
          TOTAL                                                   $     -
                                                                   ========

               ANNUAL REPORT OF:  Dominion Resources Services, Inc.

    For the Period February 1, 2000 (Inception) to December 31, 2000

                                       SCHEDULE XI - PROPRIETARY CAPITAL

                                   Outstanding
                                  Number of   Par or Stated  Close of Period
Account                            Shares        Value       No. of    Total
Number      Class of Stock        Authorized   Per Share     Shares   Amount

201       Common Stock Issued      1,000        no par         200    $    1
                                   ==========================================

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                                    Description                     Amount
Account 211 - Miscellaneous Paid-In Capital                         $     -
                                                                    -------

Account 215 - Appropriated Retained Earnings                        $     -
                                                                    -------

                  TOTAL                                             $     -
                                                                    =======

INSTRUCTIONS:              Give particulars concerning net income or (loss)
                           during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General
                           Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                             Balance At   Net Income            Balance At
                             Beginning       or       Dividends  Close of
Description                   of Year      (Loss)       Paid      Year

Account 216
Unappropriated
Retained
Earnings
                               $     -      $     -     $     -     $      -
                               -----------------------------------------------

                  TOTAL        $     -      $     -     $     -     $      -
                               ===============================================

                            Balance At   Comprehensive  Reclass    Balance At
                              Beginning     Income or   Adjustments  Close of
             Description       of Year      (Loss)(1)                  Year

Account 218 - Accumulated
           Other
           Comprehensive
                Income        $     -      $ (24,318)   $     -      $(24,318)
                             --------------------------------------------------

                  TOTAL       $     -      $ (24,318)   $     -      $(24,318)
                              ================================================

  (1) Represents additional minimum pension liability pursuant to Statement of Financial Accounting Standards No, 87, Employers' Accounting for Pensions.

             ANNUAL REPORT OF: Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                             (In Thousands)

                        SCHEDULE XII - LONG-TERM DEBT

         INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224
         Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                      Terms of Oblig    Date                        Balance At                   Balance At
                      Class & Series     of    Interest   Amount    Beginning          Deductions Close of
                      of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)       Year
Account 223 - Advances from
                    Associate Companies:







Account 224 - Other Long-Term Debt:                            -          -      -        -          -
                                                          ----------------------------------------------
          TOTAL                                           $    -    $     -   $  -     $  -      $   -
                                                          =============================================


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

     Not Applicable


            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                               (In Thousands)

                           SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:              Provide balance of notes and accounts payable to each
                           associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      Balance At    Balance At
                                                       Beginning     Close of
                              Description               of Year        Year

Account 233 - Notes Payable to Associate Companies    $      -      $      -
                                                      ----------------------


                  TOTAL                               $      -      $      -
                                                      ======================



Account 234 - Accounts Payable to Associate Companies

    CNG Power Company                                  $      -      $      1
    Dominion Resources, Inc.                                  -           122
    Dominion Energy Direct Sales, Inc.                        -         8,125
                                                       ----------------------

                  TOTAL                                $      -      $  8,248
                                                        ======================

                ANNUAL REPORT OF:  Dominion Resources Services, Inc.

        For the Period February 1, 2000 (Inception) to December 31, 2000
                                                     (In Thousands)

                           SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                                          (Concluded)


INSTRUCTIONS:             Provide balance of notes and accounts payable to each
                          associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                      Beginning     Close of
                    Description                        of Year        Year

Account 242 - Miscellaneous Current and Accrued Liabilities

    Supplemental Pensions - Current                    $      -      $     59
    Reserve for IBNR Claims                                   -           574
    Deferred Compensation                                     -         4,648
    Miscellaneous Current & Accrued Liab. (27 items)          -         6,995
                                                       ----------------------


                  TOTAL                                $      -      $ 12,276
                                                       ======================
                                      21

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000

                   SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:              The space below is provided for important notes
                           regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of Dominion Resources Services, Inc. ("the Company") are summarized in this Note.


    Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts, recorded at original cost, consist of labor, materials, services and, where appropriate, capitalized interest. The cost of maintenance and repairs is charged to the appropriate operating expense account. The cost of additions and replacement is charged to the appropriate plant account, except that the cost of minor additions and replacements, as provided in the Uniform System of Accounts, is charged to maintenance expense.

Depreciation and amortization of plant are recorded over the estimated service lives of plant assets by application of straight line or accelerated methods.


    Income Taxes

Income Taxes -- The unconsolidated income tax expense or benefit has been computed for the Company in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and reflects the changes in tax assets and liabilities of the Company on a stand alone basis and the effect of filing a consolidated U.S. tax return with Dominion Resources, Inc. (Dominion) and its subsidiaries.


2.     MERGER OF CONSOLIDATED NATURAL GAS COMPANY AND DOMINION RESOURCES, INC.

On January 28, 2000, Dominion acquired all the outstanding common stock of Consolidated Natural Gas Company (CNG). The acquisition was completed by merging CNG into a new subsidiary of Dominion. The name of the new Dominion subsidiary was changed to Consolidated Natural Gas Company at the time of the merger.

In anticipation of the merger, Dominion established a new direct subsidiary service company, Dominion Resources Services, Inc., which commenced operations on February 1, 2000, and assumed all of the service functions previously performed for affiliates by Dominion.

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


3.  PENSION AND OTHER BENEFIT PROGRAMS

    Pension Program

All employees of the Company are covered under the Dominion Resources, Inc. Retirement Plan (the Plan), a qualified noncontributory defined benefit pension plan. Benefits payable under the Plan are based primarily on each employee's years of service and average base compensation over the consecutive 60-month period in which pay is highest. The Plan is funded on an annual basis in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The Company's expenses under the Plan were $1.4 million for year 2000. Under the terms of its benefit plans, the Company reserves the right to change, modify or terminate the plans. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust. In accordance with SFAS 87, additional minimum liability, intangible asset and credit to accumulated other comprehensive income related to the nonqualified plans have been recorded.


     Other Postretirement Benefits

In addition to providing pension benefits, the Company participates in certain health care and life insurance benefit plans for retired employees. These benefits are provided through insurance companies and other providers.

Employees who retire on or after attaining age 55 and having rendered at least 10 years of service, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, and the plan elected by the employee. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually. The Company's post retirement benefit expenses were $3.6 million for year 2000.


4.  COMMITMENTS AND CONTINGENCIES

Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense incurred in the year 2000 was $10.7 million and is included in the Statement of Income. Included in rental expense is $9.8 million related to payments to Affiliated Companies, primarily for office space. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $ 65.0 million and for the years 2001 through 2005 are: $11.9 million; $11.5 million; $11.2 million; $10.9 million and $10.8 million, exclusive of payments to Affiliates.

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000

             SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


4.         COMMITMENTS AND CONTINGENCIES (concluded)


The approved capital budget for 2001 amounts to approximately $2.6 million. In this connection, the Company has entered into certain contractual commitments.



5.       Subsequent Event

Effective January 1, 2001, the CNG Services Company was merged with and into Dominion Resources Services Company, with Dominion Resources Services Company being the surviving entity. The merger was approved in Public Utility Holding Company Act Release No. 35-27113, File No. 70-9477.

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

  For the Period February 1, 2000 (Inception) to December 31, 2000 and 1999
                                (In Thousands)

                             SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                             Current    Prior
                                     Description              Year      Year
Account                                                       2000      1999
           INCOME

  457      Services rendered to associate companies          $265,483  $     -
  458      Services rendered to non-associate companies            16        -
  421      Miscellaneous income or loss                         1,272        -
                                                             -----------------
                                    TOTAL INCOME             $266,771  $     -
                                                            ==================

           EXPENSE

  912-13   Marketing and Advertising                         $      -  $     -
  920      Salaries and wages                                 115,997        -
  921      Office supplies and expenses                        24,919        -
  922      Administrative expense transferred - credit              -        -
  923      Outside services employed                           59,325        -
  924      Property insurance                                     203        -
  925      Injuries and damages                                   131        -
  926      Employee pensions and benefits                      21,571        -
  928      Regulatory commission expense                            -        -
  930.1    General advertising expenses                         6,232        -
  930.2    Miscellaneous general expenses                       8,571        -
  931      Rents                                               10,746        -
  932      Maintenance of structures and equipment              9,184        -
  403      Depreciation and amortization expense                    -        -
  408      Taxes other than income taxes                        5,836        -
  409      Income taxes                                        10,406        -
  410      Provision for deferred income taxes                      -        -
  411     Provision for deferred income taxes credi           (10,406)       -
  411.5    Investment tax credit                                    -        -
  426.1    Donations                                            1,509        -
  426.5    Other deductions                                       595        -
  427      Interest on long-term debt                               -        -
  430      Interest on debt to associate companies                922        -
  431      Other interest expense                               1,030        -
                                                             -----------------

                                    TOTAL EXPENSE            $266,771  $     -
                                                             ------------------

                                    NET INCOME OR (LOSS)     $     -   $     -
                                                             =================


              ANNUAL REPORT OF: Dominion Resources Services, Inc.

           For the Period February 1, 2000 (Inception) to December 31, 2000
                                (In Thousands)
                                                  ANALYSIS OF BILLING
                                        ASSOCIATE COMPANIES - ACCOUNT 457

                                     Direct   Indirect  Compensation   Total
                                      Costs     Costs      For Use     Amount
Name of Associate Company            Charged   Charged    of Capital   Billed
                                      457-1    457-2      457-3
CNG International, Inc.             $    298   $     38   $      1   $    337
CNG Main Pass Gas Gathering Corp.   $      1   $     -    $     -    $      1
CNG Oil Gathering Corporation       $      8   $      1   $     -    $      9
CNG Power Company                   $     71   $     15   $     -    $     86
CNG Service Company                 $    246   $     33   $      1   $    280
Dominion Capital, Inc.              $  1,177   $    188   $      4   $  1,369
The East Ohio Gas Company           $  7,874   $  1,528   $     32   $  9,434
Dominion Energy, Inc.               $  9,203   $  1,152   $     27   $ 10,382
Dominion Energy Direct Sales, Inc.  $    853   $    107   $      2   $    962
Dominion Exploration & Production   $  4,752   $    984   $     22   $  5,758
Dominion Field Services, Inc.       $    168   $     36   $      1   $    205
Hope Gas, Inc.        .             $  2,025   $    195   $      4   $  2,224
Dominion Lands, Inc.                $    151   $     34   $      1   $    186
The Peoples Natural Gas Company     $  5,216   $    571   $     11   $  5,798
Dominion Products & Services, Inc.  $     97   $     20   $      1   $    118
Dominion Reserves, Inc.             $  3,238   $    712   $     15   $  3,965
Dominion Resources Cap. Trust I     $      1   $     -    $     -    $      1
Dominion Resources, Inc.            $  1,527   $    205   $      5   $  1,737
Dominion Retail, Inc.               $    231   $     43   $      1   $    275
Dominion Telecom, Inc.              $  3,825   $    780   $     15   $  4,620
Dominion Transmission, Inc.         $  6,619   $  1,284   $     26   $  7,929
Dominion U.K. Holding, Inc.         $    761   $     73   $      2   $    836
Evantage, Inc.                      $     17   $      2   $     -    $     19
Virginia Natural Gas Company        $    659   $    148   $      3   $    810
Virginia Electric & Power Company   $177,266   $ 28,936   $    744   $206,946
Virginia Power Energy Marketing,Inc $    777   $    120   $      3   $    900
Virginia Power Nuclear Services,Inc $    187   $     31   $      1   $    219
Virginia Power Properties, Inc.     $      8   $     -    $     -    $      8
Virginia Power Services, Inc.       $     37   $      6   $     -    $     43
Virginia Power Services Energy, Inc $     21   $      5   $     -    $     26

                  TOTAL             $227,314   $ 37,247   $    922   $265,483
                                    =========================================



           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                                                         (In Thousands)

                                                   ANALYSIS OF BILLING

                                     NON-ASSOCIATE COMPANIES - ACCOUNT 458

         Name of      Direct   Indirect   Compensation         Excess    Total
      Non-associate   Cost     Cost        For Use    Total     or       Amount
         Company     Charged   Charged     Of Capital   Cost  Deficiency Billed
                     458-1      458-2       458-3                458-4

  Virginia Natural
          Gas

     TOTAL    $     16    $     -    $       -  $      16  $     -    $     16
              =================================================================





INSTRUCTION:   Provide a brief description of the services rendered to each non-associate company:

Services provided to nonassociated companies represents services provided to Virginia Natural Gas (VNG) subsequent to the October 6, 2000 sale of VNG by Consolidated Natural Gas Company. The services were provided pursuant to a Transition Services Agreement and consisted primarily of information technology system and related software application support prior to the conversion of existing VNG systems and applications to those used by its new owner, and certain accounting and processing support.


                                              ANNUAL REPORT OF:  Dominion Resources Services, Inc.
                                                  For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                (In Thousands)

                                                        SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE
                                                         ASSOCIATE AND NON-ASSOCIATE COMPANIES
                                                             Associate              Non-associate
                                                         Company Charges          Company Charges       Total Charges for Service
                                             Direct   Indirect           Direct  Indirect        Direct  Indirect
Description of Items                         Cost      Cost    Total     Cost    Cost   Total    Cost     Cost     Total

912-13 Marketing and Advertising            $     -   $    -   $     -   $   -   $   -  $   -   $     -   $    -   $     -
920    Salaries and Wages                    115,989       -    115,989       8      -       8   115,997       -    115,997
921    Office Supplies and Expenses           24,913       -     24,913       6      -       6    24,919       -     24,919
922    Administrative Expense Transferred -
           Credit                                 -        -         -       -       -      -         -        -         -
923    Outside Services Employed              59,325       -     59,325      -       -      -     59,325       -     59,325
924    Property Insurance                         -       203       203      -       -      -         -       203       203
925    Injuries and Damages                      131       -        131      -       -      -        131       -        131
926    Employee Pensions and Benefits            786   20,785    21,571      -       -      -        786   20,785    21,571
928    Regulatory Commission Expense              -        -         -       -       -      -         -        -         -
930.1  General Advertising Expenses            6,232       -      6,232      -       -      -      6,232       -      6,232
930.2  Miscellaneous General Expenses          8,535       36     8,571      -       -      -      8,535       36     8,571
931    Rents                                   1,389    9,357    10,746      -       -      -      1,389    9,357    10,746
932    Maintenance of Structures and
           Equipment                           9,182       -      9,182       2      -       2     9,184       -      9,184
403    Depreciation and Amortization
           Expense                                -        -         -       -       -      -         -        -         -
408    Taxes Other than Income Taxes              -     5,836     5,836      -       -      -         -     5,836     5,836
409    Income Taxes                               -    10,406    10,406      -       -      -         -    10,406    10,406
410    Provision for Deferred Income Taxes        -        -         -       -       -      -         -        -         -
411    Provision for Deferred Income Taxes Cr.    -   (10,406)  (10,406)     -       -      -         -   (10,406)  (10,406)
411.5  Investment Tax Credit                      -        -         -       -       -      -         -        -         -
426.1  Donations                               1,509       -      1,509      -       -      -      1,509       -      1,509
426.5  Other Deductions                          595       -        595      -       -      -        595       -        595
427    Interest on Long-Term Debt                 -        -         -       -       -      -         -        -         -
431    Other Interest Expense                     -     1,030     1,030      -       -      -         -     1,030     1,030
                                            -------------------------------------------------------------------------------

                           TOTAL EXPENSES   $228,586  $37,247  $265,833  $   16  $   -  $   16  $228,602  $37,247  $265,849
                                            ===============================================================================


Compensation for Use of Equity Capital
430    Interest on Debt to Associate
           Companies                                                922      -       -      -         -       922       922
                                                               ------------------------------------------------------------

                    TOTAL COST OF SERVICE                      $266,755  $   16  $   -  $   16  $228,602  $38,169  $266,771
                                                               ============================================================

INSTRUCTION:  Total cost of service will equal for associate and non-associate companies the total amount billed under their separate anaylsis of billing schedules.

                                                    ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                              For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                    (In Thousands)
                                               SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION

                                                                 DEPARTMENT OR SERVICE FUNCTION
                                       Total      Corporate    Accounts     Accounting                 Company    Benefits
    Description of Items               Amount      Expenses     Payable      Services      Audit      Aviation      Admin

912-13 Marketing and Advertising      $     -     $     -     $     -       $     -     $     -     $     -     $     -
920    Salaries and Wages              115,997          -        1,572         4,366       1,550         905         425
921    Office Supplies and Expenses     24,919          -          174         1,023         154       1,373          27
922    Administrative Expense
           Transferred Credit               -           -           -             -           -           -           -
923    Outside Services Employed        59,325          -          270           560          48         691         832
924    Property Insurance                  203          -           -             -           -          195          -
925    Injuries and Damages                131          -           -             -           -           -           -
926    Employee Pensions and Benefits   21,571          -          347           786         232         131          77
928    Regulatory Commission Expense        -           -           -             -           -           -           -
930.1  General Advertising Expense       6,232          -           -              6          -           -           -
930.2  Miscellaneous General Expenses    8,571          -           -              2          -           36          -
931    Rents                            10,746          -          297           490         190         308          49
932    Maintenance of Structures
           and Equipment                 9,184          -          118            26           6         571          -
403    Depreciation and
           Amortization Expense             -           -           -             -           -           -           -
408    Taxes Other Than Income Taxes     5,836          -           98           254         102         461          25
409    Income Taxes                     10,406      10,406          -             -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -             -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit       (10,406)    (10,406)         -             -           -           -           -
411.5  Investment Tax Credit                -           -           -             -           -           -           -
426.1  Donations                         1,509          -           -             -           -           -           -
426.5  Other Deductions                    595          -           -             -           -           -           -
427    Interest on Long-Term Debt           -           -           -             -           -           -           -
430    Interest on Debt to
           Associate Companies             922         922          -             -           -           -           -
431    Other Interest Expense            1,030          -           -             -           -           -           -
                                      ----------------------------------------------------------------------------------

              TOTAL EXPENSES          $266,771    $    922    $  2,876      $  7,513    $  2,282    $  4,671    $  1,437
                                      ==================================================================================

                                                                              29



                                           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                      For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                      (In Thousands)
                                              SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                        BY DEPARTMENT OR SERVICE FUNCTION
                                       Business   Business    IT Client     Corporate    Corporate  Corporate   Customer
    Description of Items              Operations  Planning     Services  Communications   Planning  Secretary    Service

912-13 Marketing and Advertising      $     -     $     -     $     -       $     -     $     -     $     -     $     -
920    Salaries and Wages                   -          732      20,870         1,832       1,363         309          -
921    Office Supplies and Expenses         -          236       2,815           247          54         192          -
922    Administrative Expense
           Transferred Credit               -           -           -             -           -           -           -
923    Outside Services Employed           258         359      14,618         5,143          93         106       3,587
924    Property Insurance                   -           -           -             -           -           -           -
925    Injuries and Damages                 -           -           -             -           -           -           -
926    Employee Pensions and Benefits       -          162       3,173           292         197          38          -
928    Regulatory Commission Expense        -           -           -             -           -           -           -
930.1  General Advertising Expense          -            1          11         5,942          -           -           -
930.2  Miscellaneous General Expenses       -           93           2             1          -        2,196          -
931    Rents                                -           60       2,374           246         145          31          -
932    Maintenance of Structures
           and Equipment                    -            9       1,184            -           -           -           -
403    Depreciation and
           Amortization Expense             -           -           -             -           -           -           -
408    Taxes Other Than Income Taxes        -           43       1,282           114          87          21          -
409    Income Taxes                         -           -           -             -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -             -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -             -           -           -           -
411.5  Investment Tax Credit                -           -           -             -           -           -           -
426.1  Donations                            -           -           -             -           -           -           -
426.5  Other Deductions                     -           -           -             -           -            2          -
427    Interest on Long-Term Debt           -           -           -             -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -             -           -           -           -
431    Other Interest Expense               -           -           -             -           -        1,030          -
                                      ----------------------------------------------------------------------------------

              TOTAL EXPENSES          $    258    $  1,695    $ 46,329      $ 13,817    $  1,939    $  3,925    $  3,587
                                      ==================================================================================


                                                                             30



                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                 For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                 (In Thousands)

                                                  SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                          BY
                                                                 DEPARTMENT OR SERVICE FUNCTION
                                        IT Data     Energy                            Exploration &  External   Facilities
    Description of Items              Operations  Marketing  Environmental  Executive  Production     Affairs   Management

912-13 Marketing and Advertising      $     -     $     -     $     -       $     -     $     -     $     -     $     -
920    Salaries and Wages                9,070         309          15        38,880          97       4,412         397
921    Office Supplies and Expenses      2,617          41          -          1,854          24       1,431          81
922    Administrative Expense
           Transferred Credit               -           -           -             -           -           -           -
923    Outside Services Employed         5,193          25          66           800          -        1,153         514
924    Property Insurance                   -           -           -              6          -           -           -
925    Injuries and Damages                 -           -           -            106          -           -           -
926    Employee Pensions and Benefits    1,412          71          21         9,106         (81)        678          49
928    Regulatory Commission Expense        -           -           -             -           -           -           -
930.1  General Advertising Expense           7          -           -             -           -           10          -
930.2  Miscellaneous General Expenses        3          -           -            683          -           38          -
931    Rents                             1,160          31           2           536           4         561          36
932    Maintenance of Structures
           and Equipment                 6,408          -           -             44          -           -            9
403    Depreciation and
           Amortization Expense             -           -           -             -           -           -           -
408    Taxes Other Than Income Taxes       556          25           3           707           5         251          20
409    Income Taxes                         -           -           -             -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -             -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -             -           -           -           -
411.5  Investment Tax Credit                -           -           -             -           -           -           -
426.1  Donations                            -           -           -             15          -        1,438          -
426.5  Other Deductions                     -           -           -            534          -           59          -
427    Interest on Long-Term Debt           -           -           -             -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -             -           -           -           -
431    Other Interest Expense               -           -           -             -           -           -           -
                                      ----------------------------------------------------------------------------------

              TOTAL EXPENSES          $ 26,426    $    502    $    107      $ 53,271    $     49    $ 10,031    $  1,106
                                      ===================================================================================



                                                                              31

                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                 For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                      (In Thousands)

                                                  SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                          BY
                                                                 DEPARTMENT OR SERVICE FUNCTION
                                         Fleet     General      Human        Investor
    Description of Items              Management  Services    Resources     Relations     Legal     Operations   Payroll

912-13 Marketing and Advertising      $     -     $     -     $     -       $     -     $     -     $     -     $     -
920    Salaries and Wages                  335       1,871       5,377           312       2,433       2,260         863
921    Office Supplies and Expenses         37       7,743       1,043           320         242         356         266
922    Administrative Expense
           Transferred Credit               -           -           -             -           -           -           -
923    Outside Services Employed            46         526       1,689            86      16,781       2,690          14
924    Property Insurance                   -           -           -             -           -           -           -
925    Injuries and Damages                 -           -           -             -           -           -           -
926    Employee Pensions and Benefits       35         498       1,276            47         334         140         159
928    Regulatory Commission Expense        -           -           -             -           -           -           -
930.1  General Advertising Expense           2           2         205            38          -           -           -
930.2  Miscellaneous General Expenses       -            6         100           100          -            1           3
931    Rents                                27         872         785            36         231         225         139
932    Maintenance of Structures
           and Equipment                    -          321           1            -           -           -            5
403    Depreciation and
           Amortization Expense             -           -           -             -           -           -           -
408    Taxes Other Than Income Taxes        16         125         340            19         126         131          55
409    Income Taxes                         -           -           -             -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -             -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -             -           -           -           -
411.5  Investment Tax Credit                -           -           -             -           -           -           -
426.1  Donations                            -           -           56            -           -           -           -
426.5  Other Deductions                     -           -           -             -           -           -           -
427    Interest on Long-Term Debt           -           -           -             -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -             -           -           -           -
431    Other Interest Expense               -           -           -             -           -           -           -
                                      ----------------------------------------------------------------------------------

              TOTAL EXPENSES          $    498    $ 11,964    $ 10,872      $    958    $ 20,147    $  5,803    $  1,504
                                      ==================================================================================

                                                                              32


                                            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                                 For the Period February 1, 2000 (Inception) to December 31, 2000
                                                                      (In Thousands)

                                                  SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                             BY DEPARTMENT OR SERVICE FUNCTION
                                                                Risk                     Shareholder    Tax        IT
    Description of Items              Procurement  Research  Management      Security     Services   Accounting  Telecom

912-13 Marketing and Advertising      $     -     $     -     $     -       $     -     $     -     $     -     $     -
920    Salaries and Wages                1,244          21       1,222           255         915       2,195       8,199
921    Office Supplies and Expenses        243          -           67            29         452         216       1,481
922    Administrative Expense
           Transferred Credit               -           -           -             -           -           -           -
923    Outside Services Employed           344          -           22            59         478         699       1,288
924    Property Insurance                   -           -           -             -           -           -            2
925    Injuries and Damages                 -           -           25            -           -           -           -
926    Employee Pensions and Benefits      236           3         173            15         204         296       1,234
928    Regulatory Commission Expense        -           -           -             -           -           -           -
930.1  General Advertising Expense          -           -           -             -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -             -           39           4          15
931    Rents                               102           2         144             9         186         250         954
932    Maintenance of Structures
           and Equipment                    -           -           -             -          236           3         176
403    Depreciation and
           Amortization Expense             -           -           -             -           -           -           -
408    Taxes Other Than Income Taxes        73           1          75            15          63         136         516
409    Income Taxes                         -           -           -             -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -             -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -             -           -           -           -
411.5  Investment Tax Credit                -           -           -             -           -           -           -
426.1  Donations                            -           -           -             -           -           -           -
426.5  Other Deductions                     -           -           -             -           -           -           -
427    Interest on Long-Term Debt           -           -           -             -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -             -           -           -           -
431    Other Interest Expense               -           -           -             -           -           -           -
                                      ----------------------------------------------------------------------------------

              TOTAL EXPENSES          $  2,242    $     27    $  1,728      $    382    $  2,573    $  3,799    $ 13,865
                                      ==================================================================================

                                                                              33

            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                               (In Thousands)

             SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                   DEPARTMENT OR SERVICE FUNCTION
                                        Travel
    Description of Items               Services   Treasury

912-13 Marketing and Advertising      $     -     $     -
920    Salaries and Wages                  209       1,182
921    Office Supplies and Expenses          7          74
922    Administrative Expense
           Transferred Credit               -           -
923    Outside Services Employed           129         158
924    Property Insurance                   -           -
925    Injuries and Damages                 -           -
926    Employee Pensions and Benefits       42         186
928    Regulatory Commission Expense        -           -
930.1  General Advertising Expense          -            8
930.2  Miscellaneous General Expenses       -        5,249
931    Rents                                36         228
932    Maintenance of Structures
           and Equipment                    -           67
403    Depreciation and
           Amortization Expense             -           -
408    Taxes Other Than Income Taxes        14          77
409    Income Taxes                         -           -
410    Provision for Deferred
           Income Taxes                     -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -
411.5  Investment Tax Credit                -           -
426.1  Donations                            -           -
426.5  Other Deductions                     -           -
427    Interest on Long-Term Debt           -           -
430    Interest on Debt to
           Associate Companies              -           -
431    Other Interest Expense               -           -
                                      -----------------------

              TOTAL EXPENSES          $    437    $  7,229
                                      ====================


                                         34


           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                             (In Thousands)
                DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
      Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

Regular Services
----------------
Accounts Payable          $ 1,572   $    27   $  1,539   $   6       30
Accounting Services         4,366        47      4,318       1       63
Audit                       1,550         -      1,550       -       25
Company Aviation              905         1        904       -       13
Benefit Administration        425       103        322       -        6
Business Planning             732         -        732       -        9
IT Client Services         20,870         -     20,870       -      270
Corporate Communications    1,832         1      1,831       -       28
Corporate Planning          1,363         -      1,363       -       18
Corporate Secretary           309         2        307       -        2
IT Data Operations          9,070         6      9,063       1      141
Energy Marketing              309         -        309       -        2
Environmental                  15         -         15       -        1
Executive                  38,880       111     38,769       -       79
Exploration & Production       97         -         97       -        3
External Affairs            4,412         -      4,412       -       42
Facilities Management         397        54        343       -        5
Fleet Management              335         -        335       -        3
General Services            1,871         -      1,871       -       54
Human Resources             5,377         -      5,377       -       76
Investor Relations            312         2        310       -        4
Legal                       2,433        23      2,410       -       28
Operations                  2,260         -      2,260       -       33
Payroll                       863         -        863       -       18
Procurement                 1,244         -      1,244       -       22
Research                       21         -         21       -        1
Risk Management             1,222        21      1,201       -        9
Security                      255         1        254       -        8
Shareholder Services          915         5        910       -       19
Tax Accounting              2,195        41      2,154       -       32
IT Telecom                  8,199       160      8,039       -      126
Travel Services               209      (  1)       210       -        5
Treasury                    1,182        50      1,132       -       21
                          -------------------------------------------------


                  TOTAL  $115,997   $   654   $115,335   $   8    1,196
                          ==================================================


              ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                            (In Thousands)

                  OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:            Provide a breakdown by subaccount of outside services
                         employed. If the aggregate amounts paid to any one
                         payee and included within one subaccount is less than
                         $100,000, only the aggregate number and amount of all
                         such payments included within the subaccount need be
                         shown. Provide a subtotal for each type of service.
                                                        Relationship
                                                        "A"=Associate
                                                          "NA"=Non
        From Whom Purchased           Description          Associate   Amount
Legal Services:

    The Brattle Group             Legal Services               NA   $   304

    Bruder Gentile & Marco        Legal Services               NA       211

    Holland & Knight LLP          Legal Services               NA       168

    Hunton & Williams             Legal Services               NA       729

    Kalbaugh, Pfund & Messe       Legal Services               NA       106

    Kelley, Drye & Warren         Legal Services               NA       227

    Leboeuf, Lamb, Green & MacRae Legal Services               NA     1,190

    Linklaters                    Legal Services               NA       521

    Mays & Valentine              Legal Services               NA     1,269

    McCandlish, Kaine & Grant     Legal Services               NA       122

    McDermott, Will & Emery       Legal Services               NA       257

    McGuire Woods                 Legal Services               NA     8,642

    McKee, Nelson, Ernst & Young  Legal Services               NA       145

    Thelen, Reid & Priest         Legal Services               NA       122

    Miscellaneous (308 items
       less than $100,000)              -                      NA     3,252
                                                                     ------
                  TOTAL                                             $17,265
                                                                    -------

                                           36

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                              (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

                                                      Relationship
                                                     "A"=Associate
                                                        "NA"=Non
From Whom Purchased           Description               Associate   Amount

Consultant Services:

  Altos Management Partners, Inc. Gas Market Analysis        NA   $   151

  The Brattle Group               Economic Analysis          NA       191

  CAAP, Inc.                      Valuation Services         NA       325

  Carter, Ryley, Thomas           Market Research            NA       172

  Deloitte & Touche               Accounting/Tax             NA       173

  The Dutko Group                 Public Policy              NA       121

  Ernst & Young LLP               Tax Policy & Planning      NA       110

  The Murphy Companies            Misc. Consulting           NA       200

  Root Learning, Inc.             Misc. Consulting           NA       133

  Siegel & Gale, Inc.             Advertising                NA     1,416

  Towers Perrin                   Human Resources            NA       155

  Watson, Wyatt & Co.             Actuarial                  NA       115

  William M. Mercer, Inc.         Human Resources            NA       225

  Yankelovich Partners            Market Research            NA       294

    Miscellaneous ( 120 items
       less than $100,000)                                          3,650
                                                                  -------
                  TOTAL                                          $  7,431
                                                                 --------

Accounting / Auditing Services:

    Miscellaneous (8 items
       less than $100,000)        Accounting /Audit          NA   $   148
                                                                    -------
                  TOTAL                                           $   148
                                                                    -------


               ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period Ended February 1, 2000 (Inception) to December 31, 2000
                                 (In Thousands)
                  OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                         Relationship
                                                        "A"=Associate
                                                          "NA"=Non
        From Whom Purchased           Description          Associate   Amount

Contractor Services:


    Corestaff Services            Human Resources,             NA    18,311
                                  Temporary Employee Staffing


    PMA Management Corp.          Workers'Compensation         NA       304
                                  Services

    Pro Football, Inc.            Energy Partner Sponsorship   NA       675

    A. T. Kearney, Inc.           Benchmarking Consulting      NA       131

    Mapframe, Corp.               Software Support             NA       582

    Logica, Inc.                  Software Support             NA     2,361

    Miscellaneous (123 items
       less than $100,000)              -                      NA       911
                                                                    -------
     TOTAL                                                         $ 23,275
                                                                   --------


    Associate Company Services:

  Virginia Electric & Power Co. Services provided under the
                                Virginia Power Support
                                Areement                       A    $ 6,911
                                                                    -------

             TOTAL                                                  $ 6,911
                                                                    -------



                  ANNUAL REPORT OF:  Dominion Resources Services,Inc.

           For the Period February 1, 2000 (Inception) to December 31, 2000
                                  (In Thousands)

                 OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Concluded)

                                                         Relationship
                                                        "A"=Associate
                                                           "NA"=Non
        From Whom Purchased           Description          Associate   Amount

Broker Service Fees:

  Miscellaneous (24 items
    Less than $100,000)               -                   NA    $   264
                                                                -------
     TOTAL                                                      $   264
                                                                -------

Other Special Services:

  ADP Investor Communications   Shareholder Relations     NA    $   131
      Services

  R.R. Donnelley                Shareholder Relations     NA        257

  World Color Press             Shareholder Relations     NA        446

  Rosenbluth International      Travel Services           NA        123

  Miami Systems Corp.           Mailing Services          NA        105

  Miscellaneous (523 items           -                    NA    $ 1,841
                                                                -------
   Less than $100,000)                                          $ 2,903
                                                                -------

     TOTAL

  Miscellaneous (651 items
   less than $100,000)              -                     NA    $ 1,128
                                                                -------

       Total                                                    $ 1,128
                                                                -------

       GRAND TOTAL                                              $59,325
                                                                =======




                  ANNUAL REPORT OF:   Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                                 (In Thousands)

                          EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be
                           limited to $25,000.

                   Description                                       Amount

Employee Benefits - Medical                                          $ 3,002

Employee Benefits - Dental / Vision                                      444

Medical Benefits - Life Insurance                                        136

Employee Benefits - Disability                                           291

Employee Benefits - Other Retiree expenses                                83

Employee Benefits - Other Post Employment Benefits                     3,558

Employee Pensions                                                      1,394

Executive Supplemental Compensation Program                            7,284

Employee Benefits - Savings Plan                                       1,703

Transfer/Relocation Expense                                            1,783

Tuition Reimbursement Expense                                            197

Employee Relations Expense                                             1,149

Other Employee Benefits - Miscellaneous                                  547
                                                                     -------
                 TOTAL                                            $   21,571
                                                                 ============


                                    40


                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                                (In Thousands)

                              GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:              Provide a listing of the amount included in Account
                           930.1, "General Advertising Expenses", classifying
                           the items according to the nature of the advertising
                           and as defined in the account definition. If a
                           particular class includes an amount in excess of
                           $3,000 applicable to a single payee, show separately
                           the name of the payee and the aggregate amount
                           applicable thereto.


             Description              Name of Payee                    Amount

                                     Arnold Communications           $   2,913
                                     Siegel & Gale, Inc.                 2,657
                                     Barnard Hodes Group                   179
                                     ISP Sports                             94
                                     Potomac Enterprises                    64
                                     Brass Ring Systems, Inc.               33
                                     Johnson, Inc.                          17
                                     Aragon Consulting Group                15
                                     WJMK, Inc.                             15
                                     Mobility, Inc.                         11
                                     Carter Ryley Thomas                     7
                                     PR Newswire                             4
                                     Other (less than $3,000)              223
                                                                       -------


                  TOTAL                                              $   6,232
                                                                     =========


                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

          For the Period February 1, 2000(Inception) to December 31, 2000
                                  (In Thousands)

                             MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:             Provide a listing of the amount included in Account
                          930.2, "Miscellaneous General Expenses", classifying
                          such expenses according to their nature. Payments and
                          expenses permitted by Section 321 (b) (2) of the
                          Federal Election Campaign Act, as amended by Public
                          Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2))
                          shall be separately classified.


             Description                                              Amount

Civic & Industry Association Dues                              $    745
Directors Fees                                                    1,642
Bank & Financing Fees                                             6,184
                                                               ---------

                  TOTAL                                        $  8,571
                                                                ========



                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

            For the Period February 1, 2000 (Inception) to December 31, 2000
                                  (In Thousands)

                                          RENT - ACCOUNT 931

INSTRUCTIONS:               Provide a listing of the amount included in Account
                            931, "Rents", classifying such expenses by major
                            groupings of property, as defined in the account
                            definition of the Uniform System of Accounts.

            Type of Property                                           Amount
Aircraft Hangers                                                  $    204

Buildings / Facilities                                               9,976

Computer Equipment                                                      87

Office Equipment                                                       418

Vehicles                                                                50

Miscellaneous Rents                                                     11
                                                                   -------

                   TOTAL                                          $ 10,746
                                                                  ========

                                      43


                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

        For the Period February 1, 2000 (Inception) to December 31, 2000
                                (In Thousands)

                              TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes".  Separate the analysis into two groups:  (1)
               other than U. S. Government taxes, and (2) U. S. Government taxes.  Specify each of the various kinds of taxes and
               show the amounts thereof.  Provide a subtotal for each class of tax.

                     Kind of Tax                                      Amount

(A) Other Than U. S. Government Taxes
           State Unemployment Tax                                    $     13
           Real Estate & Personal Property Taxes                          399
                                                                      --------

                         SUBTOTAL                                    $    412
                                                                      --------

(B) U. S. Government Taxes
           Federal Social Security Tax                                $  5,348
           Federal Unemployment Tax                                         76
                                                                      --------

                         SUBTOTAL                                     $  5,424
                                                                      --------

                             TOTAL                                    $  5,836
                                                                      ========

                                     44


                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                              (In Thousands)
                            DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:              Provide a listing of the amount included in Account
                           426.1, "Donations", classifying such expenses by its
                           purpose. The aggregate number and amount of all items
                           of less than $3,000 may be shown in lieu of details.

         Name of Recipient            Purpose of Donation              Amount
         Energy Share:
            United Way - Administrative Funds Donation                 $ 18
            Miscellaneous (38 items less than $3,000)                    18
                                                                      -----
             TOTAL                                                     $ 36
                                                                       ----

     Miscellaneous Non-501(C)Donations:
        Williamsburg Chamber of Commerce                               $ 10
         Thomas C. Sorensen Institute for Political Leadership           10
         Fredericksburg Regional Alliance                                15
         Capital Area Agency on Aging                                     4
         National League of Cities                                        4
         Senior Services of Southeastern VA                               6
         NC Institute of Political Leadership                             5
         Responsible Economic Growth in Our Nation                        5
         Department of Historic Resources                                10
         NC Northeast Committee of 1000                                  25
         Hampton Roads Chamber of Commerce                                5
         Portsmouth Partnership                                           5
         G.W. Carver Elementary School                                    4
         Support Committee for excellance in Public Schools               4
         Falls Church High School                                         3
         Deep Creek High School                                           3
         Potomac Elementary School                                        4
         Huntington Middle School                                         3
         Fairfax County Chamber of Commerce                               4
         Boston Police Patrolmen's Association                           10
         Rail Expo                                                        5
         Miscellaneous ( 211 items less than $3,000)                    124
                                                                       ----

            TOTAL                                                     $268
                                                                      -----

       Miscellaneous Charitable Donations:
          Waterfall 2000                                              $  6
         Cancer Research Foundation of America                           6
         Northeast Charity Golf Tournament                               3
         VA 4-H Foundation-Electrical Energy Account                    18
         VA Business Higher Education Council                            5
          Miscellaneous (9 items less than $3,000)                       3
                                                                     -----

            TOTAL                                                     $ 41
                                                                      ----

                                    45

            ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                               (In Thousands)
                                  DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:            Provide a listing of the amount included in Account
                         426.1, "Donations", classifying such expenses by its
                         purpose. The aggregate number and amount of all items
                         of less than $3,000 may be shown in lieu of details.

         Name of Recipient            Purpose of Donation              Amount
         Educational 501(C) Donations:
            Virginia State University                                 $ 25
            Virginia Foundation for Independent Colleges                55
            Appomattox Educational Foundation                           10
            VA College Fund                                             15
            J. Sargeant Reynolds Community College Foundation            7
            Northern VA Community College                                3
            United Negro College Fund                                   23
            Jack & Jill of America                                       5
            Old Dominion University                                     25
            Virginia Commonwealth University                           100
            Christopher Newport University                              25
            Virginia Military Institute                                  5
            Virginia Union University                                    5
                                                                       ---
               TOTAL                                                  $303
                                                                      ----
     Fine Arts 501(C) Donations:
        Peninsula Fine Arts Center                                    $ 10
            The Richmond / Virginia Symphony                            60
            Theatre IV                                                   5
            Hand Workshop Art Center                                     5
            Hampton Arts Foundation                                     25
        Crispus Attucks Cultural Center                                 20
        Virginia Opera                                                  25
        The Richmond Ballet                                             15
        Virginians for the Arts                                          5
        Virginia Stage Company                                           5
        Barksdale Theatre                                                3
        The John F. Kennedy Center for the Performing Arts               5
                                                                      ----
           TOTAL                                                      $183
                                                                      ----
     The Sciences 501(C) Donations:
         The VA Institute of Marine Science                           $  7
        The Science Museum of VA                                        30
        The VA Mariners Museum                                          10
        The VA Air & Space Center                                       20
                                                                      ----
              TOTAL                                                   $ 67
                                                                      ----
     Medical/Health 501(C) Donations:
           Alzheimers Association                                     $  5
       Hooray for Hospice                                                5
       INOVA Alexandria Hospital Foundation                             25
       Childrens Hospital                                                5
       The National Multiple Schlerosis Society                          5
       Amyotrophic Lateral Sclerosis Assoc.                              5
       American Heart Association                                        8
       American Cancer Society                                          10
                                                                        --
          TOTAL                                                       $ 68
                                                                      ----
                                           46


             ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000
                              (In Thousands)
                                    DONATIONS - ACCOUNT 426.1 (Concluded)

INSTRUCTIONS:             Provide a listing of the amount included in Account
                          426.1, "Donations", classifying such expenses by its
                          purpose. The aggregate number and amount of all items
                          of less than $3,000 may be shown in lieu of details.

         Name of Recipient            Purpose of Donation              Amount
         Miscellaneous 501(C) Donations:
            Inroads Richmond, Inc.                                    $ 12
            Childrens Museum of Richmond & VA                           43
            Jamestown Yorktown Foundation                               10
            VA Historical Society                                       25
            The Women's Center                                           5
            Urban League                                                 8
            Celebrate Fairfax Foundation                                 3
            New Journal & Guide                                          5
            Foodbank of Southeastern VA                                 15
            Maymount Foundation                                         25
            The Private Sector Council                                   5
            Young Men's Christian Association                            5
            VA Everywoman's Money Conference                             5
            Habitat for Humanity                                         5
            VA State Conference of NAACP                                 5
            Special Olympics                                             3
            Museum of the Confederacy                                   10
            Big Brothers Big Sisters                                     5
            NC Development Dept (4-H Electric Project)                  10
            Interfaith Housing Care                                      5
            Historic Richmond Foundation                                 5
            International Childrens Festival                             3
            ARAB American Institute Foundation                           5
            Stennis Center for Public Service                           10
            The Salvation Army                                           5
            Junior Achievement                                           5
            Center for Policy Alternatives                               5
            The Library of VA Foundation                                10
            VA Beach Neptune Festival                                    5
            National Energy Education                                    5
            VA Council Against Poverty                                   3
            Nature Conservancy of West Virginia                          5
            Richmond Parade, Inc.                                        3
            The United Way                                              22
            Choanoke Area Development Association                        3
            Virginia Public Access  Project                              5
            J.K. Group, Inc. (Matching Gifts Program)                  140
            Miscellaneous (479 items less than $3,000)                  95
                                                                    ------
               TOTAL                                                $  543
                                                                    ------

           TOTAL ALL DONATIONS 426.1                               $ 1,509
                                                                   =======

                                            47


                  ANNUAL REPORT OF:  Dominion Resources Services, Inc.

         For the Period February 1, 2000 (Inception) to December 31, 2000
                                (In Thousands)
                         OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to Their nature.

           Description                Name of Payee                      Amount
Lobbying Expenses                Various                             $   354
Miscellaneous                                                            241
                                                                      -------

                  TOTAL                                              $   595
                                                                      =======


           ANNUAL REPORT OF:  Dominion Resources Services, Inc.

      For the Period February 1, 2000 (Inception) to December 31, 2000

                              SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:              The space below is provided for important notes
                           regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                See Notes to Financial Statements, Schedule XIV, pages 22-24.

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.


                         ORGANIZATION CHART - 2000


                        See Exhibit I filed herewith.

             ANNUAL REPORT OF:  Dominion Resources Services, Inc.

                             METHODS OF ALLOCATION


                        See Exhibit II filed herewith.


            ANNUAL REPORT OF:  Dominion Resources Services, Inc.
          or the Period February 1, 2000 (Inception) to December 31, 2000
                                 (In Thousands)

                  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                                                TOTAL
                                                             Allocation
                           Company                          of Interest
                  CNG International, Inc.                     $   1
                  CNG Main Pass Gas Gathering Corp.               -
                  CNG Oil Gathering Corp.                         -
                  CNG Power Company                               -
                  CNG Service Company                             1
                  Dominion Capital, Inc.                          4
                  The East Ohio Gas Company                      32
                  Dominion Energy, Inc.                          27
                  Dominion Energy Direct Sales, Inc.              2
                  Dominion Exploration & Prod., Inc.             22
                  Dominion Field Services, Inc.                   1
                  Hope Gas, Inc.                                  4
                  Dominion Lands, Inc.                            1
                  The Peoples Natural Gas Company                11
                  Dominion Products & Services, Inc.              1
                  Dominion Reserves, Inc.                        15
                  Dominion Resources Capital Trust I              -
                  Dominion Resources, Inc.                        5
                  Dominion Retail, Inc.                           1
                  Dominion Telecom, Inc.                         15
                  Dominion Transmission, Inc.                    26
                  Dominion U.K. Holding, Inc.                     2
                  Evantage, Inc.                                  -
                  Virginia Natural Gas Company(A)                 3
                  Virginia Electric & Power Company             744
                  Virginia Power Energy Marketing, Inc.           3
                  Virginia Power Nuclear Services, Inc.           1
                  Virginia Power Properties, Inc.                 -
                  Virginia Power Services, Inc.                   -
                  Virginia Power Services Energy, Inc.            -
                                                            -------

                    TOTAL                                    $ 922
                                                             =====


(A) Virginia Natural Gas Company was sold October 6, 2000.

           ANNUAL REPORT OF:  Dominion Resources Services, Inc.



                               SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                 Dominion Resources Services, Inc.
                                   (Name of Reporting Company)


                           By:  Steven A. Rogers
                                  (Signature of Signing Officer)




                           Steven A. Rogers
                           Vice President and Controller
                           Dominion Resources Services, Inc.
                           (Printed Name and Title of Signing Officer)


Date:  May 1, 2001

                       ORGANIZATION CHART - EXHIBIT I

                        DOMINION RESOURCES SERVICES, INC.

                                ORGANIZATION CHART



Board of Directors

President and Chief Executive Officer

     Executive Vice President (5)
     Executive Vice President and Chief Financial Officer

           Group Vice President and Chief Administrative Officer
           Senior Vice President and Chief Information Office
           Senior Vice President and Treasurer
           Senior Vice President - External Affairs & Corporate
                                   Communications
           Senior Vice President - Law

                   Vice President and Controller
                   Vice President and Corporate Secretary
                   Vice President and General Counsel
                   Vice President - Chief Environmental Officer
                   Vice President - External Affairs & Corporate
                                    Communications
                   Vice President - Financial Planning
                   Vice President - Human Resources
                   Vice President - Merger Integration
                   Vice President - Shared Services
                   Vice President - Supply Chain Management
                   Vice President - Tax
                   Vice President - Telecommunications


Effective December 31, 2000

                       METHODS OF ALLOCATION - EXHIBIT II

                       DOMINION RESOURCES SERVICES, INC.

                              Methods of Allocation

         Service Department or Function formulas to be used when employees render services to all companies participating in such service, for the services indicated are set forth below.

  Service Department
    or Function                     Basis of Allocation

Employee Benefits/
Pension Investments The number of employee and annuitant accounts as of the preceding December 31st.

Human Resources                             The number of employees as of the
                                            preceding December 31st.

Corporate Planning:
  - Capital Budgets                         Total investment in plant recorded
                                            at preceding December 31st.

- Operating &
  Maintenance Budgets                       Total operating expenses,
                                            excluding purchased gas expense,
                                            purchased power expense (including
                                            fuel expenses), other purchased
                                            products and royalties, for the
                                            preceding year ended December 31st.

Business and Operations Services            Energy sale and deliveries
                                            for the preceding year ended
                                            December 31st.

Risk Management                             Insurance premiums for the
                                            preceding year ended December 31st.

Rates Total regulated company operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended
                                            December 31st.

                     DOMINION RESOURCES SERVICES, INC.          Exhibit II
                                                               (Continued)
                              Methods of Allocation

Service Department
or Function                                 Basis of Allocation


Research Gross revenues from the sale of natural gas (including intercompany sales) and electricity, recorded during the preceding year ended December 31st.

Tax The sum of the total income and total deductions as reported for Federal Income Tax purposes on the last return filed.

Corporate Secretary/
Investor Relations The weighted average of the previous three years of total Service Company billings for the prior years ended December 31st.

Customer Services                           For metering, the number of
                                            gas or electric meters for the
                                            preceding year ended December 31st;
                                            otherwise the number of customers
                                            for the preceding year ended
                                            December 31st.

System Services Group:

Information Technology:
  LDC/EDC  Computer Applications

                                            Number of residential and commercial
                                            customers at the end of the
                                            preceding year ended December 31st.

    Other Computer
      Applications                          Number of users or usage of specific
                                            computer systems at the end of the
                                            preceding year ended December 31st.

    Network Computer
         Applications                       Number of network devices at the end
                                            of the preceding year ended December
                                            31st.

    Telecommunications
      Applications                          Number of telecommunications units
                                            at the end of the preceding year
                                            ended December 31st.

    Facility Services:
      Building Services                     Square footage of office
                                            space as of the preceding year ended
                                            December 31st.

                   DOMINION RESOURCES SERVICES, INC.           Exhibit II
                                                              (Continued)
                              Methods of Allocation

Service Department
or Function                                 Basis of Allocation


System Services Group (Continued):

Processing Services:
    Payroll Number of employees on the previous December 31st or the number of payroll payments generated during the previous year ending December 31st.

      Cash Management &
      Customer Payment
      Processing                            Number of customer payments
                                            processed during the preceding year
                                            ended December 31st.

Purchasing                                  Dollar value of contract purchases
                                            for the preceding year ended
                                            December 31st.

Regulated Business Support Group:

Engineering Services:
   General Services                         Gas pipeline and/or
                                            electric supply line footage as of
                                            the preceding year ended December
                                            31st.

   Transmission and Storage
   Services Total investment in storage and transmission plant as of the preceding year ended December 31st.

Gas Supply                                  Gas volumes purchased for
                                            each affiliate for the preceding
                                            year ended December 31st.

Electricity Supply:                         Electricity load purchased for each
                                            affiliate for the preceding year
                                            ended December 31st.

Marketing
   Shared Projects                          Annual marketing plan budget for
                                            the current year of allocation.

   Other Indirect Costs                     Total marketing direct and
                                            shared project costs billed
                                            to each System Company for
                                            the preceding year ended December
                                            31st.

Material Management                         Material inventory assets
                                            as of the preceding year ended
                                            December 31st.

                   DOMINION RESOURCES SERVICES, INC.             Exhibit II
                                                                (Continued)
                              Methods of Allocation

Service Department
or Function                                 Basis of Allocation

System Accounting:

Financial Accounting and
Reporting                                   Number of financial related
                                            transactions, records and reports
                                            generated, and account code
                                            combinations for the preceding year
                                            ended December 31st.

Regulated Fixed Assets                      Regulated companies fixed
                                            assets added, retired or
                                            transferred during the preceding
                                            year ended December 31st.

                 DOMINION RESOURCES SERVICES, INC.               Exhibit II
                                                                (Continued)
                              Methods of Allocation

Company Group Formulas to be used in the absence of a service department or function formula or when service rendered by employees is for a different group of companies than those companies regularly participating in such service:


Company Group                               Basis of Allocation

All companies (includes
all System Companies
except Service Company)                     Total operating expenses,
                                            excluding purchase gas
                                            expense, purchase power expense
                                            (including fuel expense), other
                                            purchased products and royalties,
                                            for the preceding year ended
                                            December 31st.

All retail companies                        Volume of gas and
                                            quantity of electricity sold at
                                            retail during the preceding year
                                            ended December 31st (converted to
                                            dollar value).

All wholesale companies                     Gross revenues
                                            from sales for resale recorded
                                            during the preceding year ended
                                            December 31st.

All companies having
   Transmission lines                       Gross investment in
                                            transmission plant recorded at
                                            preceding December 31st.

All production companies                    Production plant budget for the
                                            current year of allocation.

Appalachian production
   Companies                                Gross investment in Appalachian
                                            production plant recorded at
                                            preceding December 31st.

All storage companies                       Gross investment
                                            in storage plant, excluding
                                            non-current inventory, recorded at
                                            preceding December 31st.

All Companies/
   Shareholder Activities                   The weighted average of
                                            the previous three years of Service
                                            Company billings.

                     DOMINION RESOURCES SERVICES, INC.        Exhibit II
                                                             (Continued)
                              Methods of Allocation


Company Group                               Basis of Allocation

All unregulated companies                   Total unregulated companies'
                                            operating expenses, excluding
                                            purchased gas expense, purchased
                                            power expense (including)
                                            fuel expense), other
                                            purchased products and royalties,
                                            for the preceding year ending
                                            December 31st.

All regulated companies                     Total regulated companies'
                                            operating expenses, excluding
                                            purchased gas expense,
                                            purchased power expense (including
                                            fuel expense), other purchased
                                            products and royalties, for the
                                            preceding year ended December 31st.